Security Intelligence Technologies, Inc.
                   145 Huguenot Street, New Rochelle, NY 10801
                                  914-654-8700


                                                                     May 5, 2005

VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:      Security Intelligence Technologies, Inc.
              Form 10- KSB for the fiscal year ended June 30, 2004 Forms 10-QSB for the quarters ended September 30 and
                     December 31, 2004
              Form 8-K filed March 24, 2005

              File No. 0-31779


Dear Mr. Hartz:

In response to the Commission's letter of comments dated April 11, 2005, we have the following responses to the staff's comments:

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004

Distribution Agreement, page 3

1. We note your response to prior comment 1. In future filings please disclose the annual minimum sales volume for the current year.


Registrant's Answer -For the information of the staff, the agreement, which is dated April 14, 2004, provides that, after the first anniversary of the agreement and for each year the agreement is in full force, the parties will agree to annual minimum sales volumes, at a rate to be mutually determined after the first 6 month anniversary of the Agreement. The parties have not yet set any specific minimum purchase requirements for any year. In future filings we will either disclose this fact or include any agreed-upon minimums.


Distribution Agreement, page 3

2. We note your response to prior comment 2. It appears that sales under the distribution agreement accounted for 33% and 25% of total sales for the three and six months ended December 31, 2004. Since sales under this agreement appear to be material to the Company, in future filings please disclose the name of your supplier under the distribution agreement. For guidance, refer to paragraph (b)(5) of Item 101 of Regulation S-B, which requires the names of principal suppliers to be disclosed.

Registrant's Answer - The supplier, a small Eastern European manufacturer, does not want us to disclose its name. We do not believe that the identity of the supplier is material. For the information of the staff, we are developing the in-house capability of manufacturing and marketing a product which is competitive with, and we believe superior to, the products we presently purchase from the supplier. In this connection, we have established our own domestic and European manufacturing capabilities and, once these facilities are established, it will not be necessary for us to continue to use this supplier.

General Overview, page 15

3. Please disclose in future filings the nature and status of this suit along with the amount of any accruals and when payment is expected to be made.

Registrant's Answer - The litigation, by the landlord of CCS' former New York store, is against CCS, and we are neither a defendant in the action nor a guarantor or party on lease. On March 22, 2005, we sold the stock of CCS. Since our consolidated financial statements do not include the financial statements of CCS, this claim is neither our liability nor our contingent liability.

Joint Venture Agreements, page 17

4. In future filings, please disclose why the joint ventures have not generated any revenues as of June 30, 2004 and when you expect this to change.


Registrant's Answer - For the information of the staff, because of our financial condition, we did not have any available capital to fund the joint venture, and the other party was not willing to make an investment. We are reviewing our joint ventures on a regular basis to determine whether we wish to continue any of them, since we do not anticipate that we will be able to provide any funding to any of these joint ventures until and unless our business generates sufficient cash flow form operation to justify such an investment. If we decide to continue to refer to the joint ventures in our filings with the Commission, we will include this disclosure. We may, however, eliminate any reference to the joint ventures to the extent that they are inactive and generate neither revenue nor liabilities.

Revenue Recognition, page 38

5. We note your response to prior comment 11. Please revise your disclose in future filings to address when revenue is recognized on your sophisticated monitoring systems that sometimes include installation and testing.


Registrant's Answer - We will disclose when revenue is recognized on our sophisticated monitoring systems that sometimes include installation and testing in future filings. For the information of the staff, we recognize revenue from our sophisticated monitoring systems after installation, testing and customer acceptance.

Accounting Controls

6. We note your response to prior comment 15. As part of your previous response you noted your independent auditors identified a weakness in your financial reporting. In light of this identified weakness, please tell us how you determined that your disclosure controls and procedures were nonetheless effective at year end. Refer to Release 33-8238 for guidance.


Registrant's Answer - Although we do not have a person to review the work of the chief financial officer, we utilize checklists, including a U.S. GAAP financial statement disclosure checklist, a SEC financial statement disclosure checklist and a Sarbanes Oxley financial statement disclosure checklist to make sure that all transactions to which we are a party are properly reflected and that all of our corporate assets are properly maintained by us in our name. These checklists are reviewed on a quarterly and annual basis by both the chief executive officer and the chief financial officer and are reviewed by our independent auditors. In connection with their annual audit, our independent auditors, who are aware of the absence of checks and balances, review our books and records in a manner which enables them to give an opinion that are financial statements reflect, in accordance with GAAP, our financial condition on the respective balance sheet dates and the results of our consolidated operations and our consolidated cash flows for the period then ended in accordance with GAAP. The auditor's report does not include any qualification resulting from the absence of checks and balances. As a result, we believe that our disclosure controls are effective.

FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 2004

Description of business

7. We note in your December 31, 2004 Form 10-QSB that you have re-focused your marketing efforts on your bomb jamming and cellular monitoring systems. In future filings please provide a description of these services.


Registrant's Answer - We will provide a description of these products in future filings.

Professional Fees and Legal Matters

8. We note that you have payables for professional fees and legal matters of $1.4 million as of December 31, 2004. Please tell us the amount, if any, that relate to unpaid audit fees and the period related to the unpaid fees.

Registrant's Answer - At December 31, 2004 we had unpaid audit fees of $31,213 all related to the audit of the June 30, 2004 financial statements. These fees were paid on January 20, 2005. There was no significant amount due to our independent auditors at June 30, 2004.

Note 10 - Subsequent Events, page 13

9. It appears that shareholder approval is required for your 2005 stock plan per your disclosure in Note 10. In future filings please disclose when you expect to obtain shareholder approval.

Registrant's Answer - The 2005 Stock Plan does not require stockholder approval unless we grant incentive stock options. We have no present plans to seek shareholder approval of the plan and will disclose that in future filings, although we may present the plan to the stockholders for their approval at the next annual or special meeting.


General

10. We note your corporate location is in Rochelle, New York. Please tell us whether your current auditors are licensed to practice in New York.

Registrant's Answer - Our current auditors are licensed to practice in New York.

FORM 8-K FILLED MARCH 24, 2005

General

11. Please provide the staff with the Company's analysis of the application of its reporting under SFAS 144. Please refer to paragraphs 41- 46 of SFAS 144.

Registrant's Answer - We believe we meet all of the conditions of SFAS 144, paragraph 41 - 46 to treat the results of operations of the disposed entity as a discontinued operation.

Paragraph 41. The operations of CCS can be clearly distinguished, operationally and for financial reporting purposes from the rest of our operations. CCS' operations consisted of the operation of retail stores. Although modest retail sales were made from our headquarters and London office, our accounting and other records for the retail stores enable us to break out those operations from the balance of our operations.

Paragraph 42. As a result of the sale of CCS, the business operations and the cash flow from CCS are no longer a part of our operations, and we have no continuing involvement in the operation of CCS's retail stores or otherwise.

Paragraph 43. Commencing with our financial statements for the quarter and nine months ended March 31, 2005 (and the comparable periods of 2004), we will reflect the discontinued operations as required by Paragraph 43.

Paragraph 44. The financial statements for the quarter and nine months ended March 31, 2005 will reflect any additional costs associated with the sale of CCS. Although not a cost, since we guaranteed CCS' obligations to Mr. Jamil, we are treating those obligations as if they were our direct obligations. This classification is disclosed in the Form 8-K.

Paragraph 45. The gain or loss, if any, on the sale of the CCS stock will be reflected as a separate line item.

Paragraph 46. The assets of CCS will be reflected as assets of discontinued operations. We do not believe that it is appropriate to classify them as assets held for sale.

12. Please advise the staff whether the company expects to secure substantive services from Menahem Cohen under the terms of the consulting agreement with him.

Registrant's Answer - We expect to receive substantive services from Menahem Cohen under the terms of our consulting agreement with him. We anticipate that Mr. Cohen, who was actively involved in marketing our products before he purchased CCS, will continue to provide senior-level marketing services.

                                     * * * *

We understand we are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff and endeavor to be certain that they have provided all information investors require. Since we are in possession of all facts relating to a company's disclosure, we are responsible for the accuracy and adequacy of the disclosures we make.

We acknowledge that the company that:

     o the company is responsible for the adequacy and accuracy of the disclosure in their filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we have been advised that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in their review of our filing or in response to their comments on our filing.

If you have any questions, please do not hesitate to contact Chris R. Decker, Chief Financial Officer at (914) 654-8700, ext. 228.


                                                    Very truly yours,


                                                    /s/: Ben Jamil
                                                    Ben Jamil
                                                    Chief Executive Officer

                                                    /s/: Chris R. Decker
                                                    -------------------------
                                                    Chris R. Decker
                                                    Chief Financial Officer